UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2025
Commission File Number: 001-40692

Riskified Ltd.

(Translation of the registrant's name into English)
Riskified Ltd.
220 5th Avenue, 2nd Floor
New York, New York 10001
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

An Annual General Meeting of Shareholders (the “Meeting”) of Riskified Ltd. (the “Company”) will be held on Wednesday, August 6, 2025, at 4:00 p.m. (Israel time), at the Company’s Tel Aviv office located at 37 Sderot Sha’ul HaMelech, Tel Aviv-Yafo 6492806, Israel.

In connection with the Meeting, the Company hereby furnishes the following documents:

i.Notice and Proxy Statement with respect to the Company’s Meeting, describing the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and
ii.Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

The Notice and Proxy Statement is attached to this Report on Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Report on Form 6-K as Exhibit 99.2.

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-258461, 333-265150, 333-270006, 333-277711 and 333-285599).

EXHIBIT INDEX

The following exhibit is furnished as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on August 6, 2025

99.2	Proxy Card for the Company’s Annual General Meeting of Shareholders to be held on August 6, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Riskified Ltd.
(Registrant)

	By:	/s/ Eido Gal
Date: June 30, 2025	Name:	Eido Gal
	Title:	Chief Executive Officer